SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH APRIL 25, 2003

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(1 212) 983-1702
ivette.almeida@annemcbride.com

FREE TRANSLATION

BRASIL TELECOM S.A.
Corporate Taxpayer Registration CNPJ/MF: 76.535.764/0001-43
Board of Trade NIRE: 53 3 0000622 9

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL
SHAREHOLDERS’ MEETING

Held on April 23, 2003.

(Drawn up as a summary, as pursuant to the authorization set forth in the 1st paragraph of Article 130 of Law 6,404/76)

1) Date, time and place: On the 23rd (twenty-third) day of the month of April of 2003, at 3:00 p.m., at the headquarters of Brasil Telecom S.A. (“Company”), in the city of Brasília – DF, at SIA SUL – ASP – Lote D, Bloco B. 2) Summons: Notice published under the terms of article 124 of Law 6,404/76, in the Gazeta Mercantil, Jornal de Brasília and Valor Econômico newspapers and the Federal Official Journal (Diário Oficial da União), in the editions issued on April 08, 09 and 10 of 2003. As pursuant to Art. 131, sole paragraph of Law 6,404/76, of December 15, 1976, the Ordinary and the Extraordinary General Shareholders’ Meeting were held cumulatively. 3) Roll Call: The shareholders who represent the quorum required for the approval of the matters set forth in the order of the day, in accordance with the records and signatures contained in the Shareholders’ Roll Call Book. Representative of the Company Mr. Antonio Amaro Ribeiro de Oliveira e Silva. Representative of the Fiscal Board, Mr José Rubem Marques Costa. Representative of the Independent Auditors, Mr. Manuel Fernandes Rodrigues de Souza. 4) Board: At the opening of the meeting, Mr. Alexandre Hildebrand Garcia assumed his role as chairman of the meeting, as set forth in art. 16 of the Bylaws of the Company, and he invited Mr. Antonio Amaro Ribeiro de Oliveira e Silva to act as secretary for the matters of the meeting. 5) Order of the Day: Firstly, the Chairman requested the Secretary to proceed with the reading of the Order of the Day, as follows ORDINARY SHAREHOLDERS’ MEETING: 1. Take the Accounts of the Administrators, examine, discuss and vote on the Financial Statements and the Management Report, relative to the fiscal year ended on December 31, 2002; 2. Deliberate over the Allocation of the Net Profit of the Year and the Distribution of Dividends and Interest on Shareholders’ Equity, as well as deliberate over the profit reserves; 3. Elect the members and the alternate members of the Fiscal Board; and 4. Elect the members and the alternate members of the Board of Directors to complement the mandate. EXTRAORDINARY SHAREHOLDERS’ MEETING: 1. Set the global remuneration of the Administrators and of the members of Fiscal Board; and 2. Amend article 5 of the Corporate Bylaw, to reflect the new amount of the Capital Stock and the number of shares of the Company, as a result of the capital increase approved in 2003. 6) Deliberations: In reference to the subject matter of the Agenda placed into discussion, the shareholders deliberated the following: ORDINARY SHAREHOLDERS’ MEETING: 1. Based on the Opinion of the Independent Auditors and on the Opinion of the Fiscal Board, the shareholders deliberated, with unanimity of the votes given and with the abstention of the shareholders represented by Mr. André Carvalho Teixeira, Ms. Ana Marta A. L. Pitta de Gouveia Bodra and Mr. Flávio de Haro Sanches, to approve unanimously the Financial Statements and the Management Report referent to the year ended on 12/31/2002, published on March 21, 2003, in Gazeta Mercantil, Jornal de Brasília and Valor Econômico newspapers and in the

Federal Official Journal (Diário Oficial da União); 2. As pursuant to the Proposal of the Board in relation to the allocation of the Net Profit of the Year, realization of the Profit Reserves, constitution of the Legal Reserve and the Distribution of Dividends and Interest on Shareholders’ Equity, referent to the year of 2002, as well as the allocation of the Profit Reserves, the shareholders, with unanimity of the votes given and with the abstention of the shareholders represented by Mr. André Carvalho Teixeira, Ms. Ana Marta A. L. Pitta de Gouveia Bodra and Mr. Flávio de Haro Sanches, fully approved the proposal presented, including the attribution of the interest on shareholders’ equity to the dividends, as pursuant to art. 202 of Law 6,404/76. The amount of the dividends/interest on shareholders’ equity attributed to the common shares is R$ 125,218,579.69 (one hundred and twenty-five million, two hundred and eighteen thousand, five hundred and seventy-nine reais and sixty-nine centavos) and to the preferred shares is R$ 150,733,920.31 (one hundred and fifty million, seven hundred and thirty-three thousand, nine hundred and twenty reais and thirty-one centavos). The dividends approved herein shall be paid within the timeframe established in § 3rd of article 205 of Law 6,404/76. Thereafter, the shareholders approved the Capital Budget Proposal for the Year of 2003, at a minimum amount of R$ 557,300,381.98 (five hundred and fifty-seven million, three hundred thousand, three hundred and eighty-one reais and ninety-eight centavos). The dividends approved herein shall be paid within the timeframe established in § 3rd of article 205 of Law 6,404/76. In addition to the above item, the shareholders also approved the withholding of the remaining balance of the adjusted net profit worth R$ 93,461,398.99 (ninety-three million, four hundred and sixty-one thousand, three hundred and ninety-eight reais and ninety-nine centavos) for it to remain in the retained earnings account to fund the investment program of the Company. Thereafter, the shareholders approved the Capital Budget Proposal for the Year of 2003, at a minimum amount of R$ 1,821,945,000.00 (one billion, eight hundred and twenty-one million, nine hundred and forty-five thousand reais). 3. The shareholders, with unanimity of the votes given and with the abstention of the shareholders represented by Mr. André Carvalho Teixeira, Ms. Ana Marta A. L. Pitta de Gouveia Bodra and Mr. Flávio de Haro Sanches and of the shareholder Petros, that presented a separate protest which will be filed in the Company’s head office, decided to elect as effective members and alternate members of the Fiscal Board, with a mandate which extends up to the Ordinary Shareholder Meeting of 2004, Mr. Luiz Otavio Nunes West, Brazilian, married, accountant, holder of RG Identity Registration no. 1.178.095, expedited by SSP-BA, registered under CPF/MF Individual Taxpayers’ Registry no. 146.745.485-00, residing and domiciled in the City of Rio de Janeiro, Rio de Janeiro state, with office at Av. Presidente Wilson, nº 231/ 28º andar (parte), as title member; and Mr. Augusto Cezar Calazans Lopes, Brazilian, married, accountant, holder of RG Identity Registration 09752473-0, expedited by SSP-BA, registered under CPF/MF Individual Taxpayers’ Registry 042.980.307-92, residing and domiciled in the city and state of Rio de Janeiro, with office at Av. Presidente Wilson, 231/ 28º andar (parte), as respective alternate; Mr. Gilberto Braga, Brazilian, married, economist, holder of RG Identity Registration 04722037-1, issued by IFP/RJ and registered under CPF/MF Individual Taxpayers’ Registry no. 595.468.247-04, residing and domiciled in the city of Rio de Janeiro, Rio de Janeiro state, with office at Av. Presidente Wilson, nº 231/ 28º andar (parte), as title member; and Mr. José Rubem Marques Costa, Brazilian, married, lawyer, holder of RG Identity Registration 6658 - OAB - BA, registered under CPF/MF Individual Taxpayers’ Registry 114.584.035-91, residing and domiciled in the city of Salvador, Bahia State, at Rua Ezequiel Pondé, 162, Apto. 11, as respective alternate. Mr. Estácio de Sá, Brazilian, divorced, business administrator, holder of RG Identity Registration 2971257-29, expedited by SSP/BA and registered under CPF/MF Individual Taxpayers’ Registry 400.251.605-91, residing and domiciled in the city and state of São Paulo, at Av. Brigadeiro Faria Lima, nº 2.179/1º andar (parte), Jardim Paulistano, as title member; Mr. Luiz Fernando Cavalcantti Trocoli, Brazilian, married, civil engineer, holder of RG Identity Registration 921055-56, expedited by SSP-BA, registered under CPF/MF Individual Taxpayers’ Registry 114.415.695-53, residing and domiciled in the city of Salvador, Bahia state, at Rua Engenheiro Adhemar Fontes, n 254/501, Edifício Puerto Month – Pituba, as respective alternate. The Chairman granted to the preferred shareholders, in their totality, with no voting rights, the right to elect, through separate vote, an effective member and respective alternate, as set forth in the terms of article 161, paragraph 4, “a”, of Law 6,404/76, with the abstention of the shareholder Brasil Telecom Participações S.A. and the remaining shareholders present at the Meeting and holders of common shares, from voting in relation to this matter. In the manner mentioned in the legal device, the titleholders of preferred shares with no voting right, chose unanimously as title member Mr. Jorge Michel Lepeltier, Brazilian, accountant, registered under CPF/MF Individual Taxpayers’ Registry 070.190.688-04, holder of RG Identity Registration 3.919.557, domiciled in the city and state of São Paulo, at Rua Martinico Prado, nº 401 – Aptº 62, Higienópolis and, by majority, Mr. Bruno Constantino Alexandre dos Santos, Brazilian, single, engineer, holder of RG Identity Registration 08423725-4 expedited by IFP/RJ, registered under CPF/MF Individual Taxpayers’ Registry 043.027.267-76, residing and domiciled in the city and state of Rio de Janeiro, at Rua Capitão Jomar Breta, 44, Barra da Tijuca, as respective alternate. The defeated vote of the BNDESPAR shareholder for the election of the alternate member of the Fiscal Board was given to Mr. Fabio Pereira de Mattos. The preferred shareholders acknowledge that the election of the title member of the Fiscal Board and its alternate was performed without the participation of the controlling shareholder, whether directly or indirectly. 4. The shareholders decided, with unanimity of the votes given and with the abstention of the shareholder represented by Mr. André Carvalho Teixeira, Ms. Ana Marta A. L. Pitta de Gouveia Bodra and Mr. Flávio de Haro Sanches, to elect title and alternate members for the Board of Directors, to complement the mandate, under the terms of article 150 of Law 6,404/76. Ms. Maria Amalia Delfim de Melo Coutrim, brazilian, married, economist, holder of RG Identity Registration 12.944, expedited by CORECOM/RJ and registered under CPF/MF Individual Taxpayers’ Registry 654.298.507-72, residing and domiciled in the city and state of Rio de Janeiro, with home office at Av. Presidente Wilson, nº 231, 28º floor (part), was elected as title member of this Board, and Ms. Danielle Silbergleid Ninio, brazilian, married, Bachelor in Law, holder of RG Identity Registration 09.896.765-6, expedited by IFP/RJ, registered under CPF/MF Individual Taxpayers’ Registry 016.744.087-06, residing and domiciled in the city and state of Rio de Janeiro, with home office at Av. Presidente Wilson, nº 231, 28º floor (part) as respective alternate; Ms. Daniela Maluf Pfeiffer, Brazilian, divorced, business administrator, holder of RG Identity Registration 08046911-7 expedited by IFP/RJ and registered under CPF/MF Individual Taxpayers’ Registry 018.613.777-03, residing and domiciled in the city and state of Rio de Janeiro, with office at Av. Presidente Wilson, nº 231/28º andar (parte), was elected as title member of this Board, and Ms. Fernanda Mamede Vidal Peckolt, brazilian, single, lawyer, holder of RG Identity Registration 88.882 expedited by OAB/RJ, registered under CPF/MF Individual Taxpayers’ Registry 012.555.387-08, residing and domiciled in the city and state of Rio de Janeiro, with office at Presidente Wilson, nº 231, 28º floor (part) as respective alternate; Mr. Rodrigo Bhering Andrade, Brazilian, married, attorney, holder of Identity Registration 7.781, expedited by OAB (Brazilian Bar Association)/DF, registered under CPF/MF Individual Taxpayers’ Registry 116.834.368-22, residing and domiciled in the city and state of São Paulo, with office at Av. Brigadeiro Faria Lima, nº 2.179, 1º floor (part), was elected as title member, and Ms. Beatriz Marques de Barros, brazilian, single, lawyer, holder of Identity Registration 112.547 expedited by OAB/RJ and registered under CPF/MF Individual Taxpayers’ Registry 014.126.307-54, residing and domiciled in the city and state of Rio de Janeiro, with home office at Av. Presidente Wilson, nº 231, 28º floor (part) as respective alternate; Mr. Gabriel Filipe Corrêa de Andrade, brazilian, single, Bachelor in Law, holder of Identity Registration 10954331-4 expedited by IFP/RJ, registered under CPF/MF Individual Taxpayers’ Registry 073.002.387-77, residing and domiciled in the city and state of Rio de Janeiro, with home office at Av. Presidente Wilson, 231, 28º floor (part), was elected as alternate member of Mr. Eduardo Seabra Fagundes and; Mr. Paulo Roberto Welzel, brazilian, widow, business administrator, holder of Identity Registration 02239981-0 expedited by IFP/RJ, registered under CPF/MF Individual Taxpayers’ Registry 125853007-49, residing and domiciled in the city and state of Rio de Janeiro, with home office at Av. Presidente Wilson, 231, 28º floor (part), was elected as alternate member of Mr. Ricardo Wiering de Barros. The Board members elected herein clearly declare, in accordance with the terms of art. 35, II, of Law 8,934/94, not to be liable for any of the crimes predicted by law and which may prevent them, in any way, from carrying out any financial activity. EXTRAORDINARY SHAREHOLDERS’ MEETING: 1. The shareholders decided, with unanimity of the votes given and with the abstention of the shareholder represented by Ms. Ana Marta A. L. Pitta de Gouveia Bodra, Mr. Cristiano de M. Souza and Mr. Flávio de Haro Sanches, to approve, under the terms of art. 152 of Law 6,404/76, the net global remuneration of the Administrators worth R$ 18,000,000.00 (eighteen million reais), in accordance with the following criteria: i) the global amount includes benefits, allowance for expenses and Management Bonus ii) the global amount excludes labor charges and stock Option Plan; iii) the individual remuneration of the Fiscal Board’s members shall be set by the Management of the Company at, at least, 10% (ten percent) of the one that, on average, is attributed to the Statutory Officers of the

Company, not calculating benefits, representation fees and profit sharing. 2. The shareholders decided, with unanimity of the votes given and with the abstention of the shareholders represented by Mr. André Carvalho Teixeira, Ms. Ana Marta A. L. Pitta de Gouveia Bodra and Mr. Flávio de Haro Sanches, to amend article 5 of the Company’s Bylaws to reflect the amount of Capital Stock of the Company as a result of the capital increases approved in 2003, to read as follows: “Art. 5 – The subscribed capital stock, totally paid off, is R$ 3,373,097,341.75 (three billion, three hundred and seventy three million, ninety and seven thousand, three hundred and forty one reais and seventy centavos), represented by R$ 545,166,139,940 (five hundred and forty five billion, one hundred and sixty six million, one hundred and thirty nine thousand, nine hundred and forty) shares, being 249,597,049,542 (two hundred and forty nine billion, five hundred and ninety seven million, forty nine thousand, five hundred and forty two) common shares and 295,569,090,398 (two hundred and ninety five billion, five hundred and seventy nine million, ninety thousand and three hundred and ninety eight) preferred shares, all nominative shares, at no par value.” All the shareholders present authorized the Management of the Company to carry out all the legal and corporate acts for the implementation and consolidation of the Bylaw in order to reflect the deliberation herein. 7) Adjournment: With nothing more to discuss, the meeting was adjourned for the drawing up of the minutes herein. The minutes were read, approved by the shareholders that constituted the quorum required for the approval of the above-mentioned deliberations, which were signed by the members of the board, as specified in article 130 of Law 6,404/76. The publication of the foregoing minutes with the omission of the signatures of the shareholders was authorized.

Brasília, Brazil, April 23, 2003.

(Original version in Portuguese signed)

Chairman	Secretary

Presences:

FIA - PACTUAL DINÂMICO
FIA - PACTUAL ANDRÔMEDA
FIA - PACTUAL BLUE CHIPS
FIA - PACTUAL AÇÕES
FIF - PACTUAL ARBITRAGEM
FIF - HEDGE PLUS
FIF - PACTUAL ORION
FIF - PACTUAL HEDGE
BANCO PACTUAL
FUNDO MUTUO DE INVESTIMENTO EM AÇÕES BELLS
FUNDO DE INVESTIMENTO EM AÇÕES ANTARES
FUNDO DE INVESTIMENTO EM AÇÕES PACTUAL TOTAL INDEX
TCW AMERICAS DEVELOPMENT ASSOCIATES
ROMANCHE INVESTMENT CORPORATION LLC
ACTON INVESTMENT MANAGEMENT LLC
GALLIC CAPITAL GROUP LLC
CLAPHAM SOUTH INVESTMENT COPORATION LLC
SCHRODER BRASIL ABSOLUTO FIA
SCHRODER ECO FIA
SCHRODER GUANABARA FIA
SCHRODER BRASIL FMIA
LAM-FEB FITVM AÇÕES
ARX FIA
ARX FIF HEALTH
CARTINVEST - CLUBE DE INVEST. DOS EMPREG.
DERMINAS SOC CIVIL DE SEG SOCIAL
CARTEIRA ADM DE PEDRO CONDE FILHO
Representative: Ana Marta A. L. Pitta de Gouveia Bodra	FUNDO DE INVEST EM AÇÕES PLURAL JAGUAR
PLURAL INSTITUCIONAL FMIA C.LIVRE
PLURAL FUNDO DE INVESTIMENTO EM AÇÕES LIVRE
MÁXIMA FC FIA
MÁXIMA TELE PART FIA
PORTFOLIO BRAZIL LLC
CLARITAS LONG SHORT FIA
BANCO DE INVESTIMENTOS CREDIT SUISSE FIRST BOSTON S.A
BRAZIL FIXES INCOME INVESTMENTS (NETHERLANDS) B.V.
CREDIT SUISSE FIRST BOSTON EQUITY (NETHERLANDS) B.V.
CREDIT SUISSE FIRST BOSTON GARANTIA “PRÓPRIO” FIA
CREDIT SUISSE FIRST BOSTON INTERNATIONAL
CREDIT SUISSE FIRST BOSTON LLC
CSAM INDEX FUNDO DE INVESTIMENTO EM AÇÕES
HEDGING-GRIFFO - VERDE FIF
HEDGING-GRIFFO - TOP FIF
HEDGING-GRIFFO - STAR FIF
HEDGING-GRIFFO MASTER FIFI
HEDGING-GRIFFO ESPELHO FIF
HEDGING-GRIFFO CARTEIRA ADM REAL FIF
HEDGING-GRIFFO CARTEIRA ADM CAMBIAL FIF
HEDGING-GRIFFO VERDE 14 - FIF
HEDGING-GRIFFO BETA 14 FI EM TITULOS FINAN.
HEDGING-GRIFFO AD. FUNDO DE INVEST. FINAN.
HERDGING-GRIFFO 89 FIF
CAMINO FIA
HEDGING-GRIFFO ATITUDE FIF
HEDGING-GRIFFO TALI FIF
HEDGING-GRIFFO PALMEIRAS FIF
HG PILAR FIF
HEGING-GRIFFO AZUL FIF
HEGING-GRIFFO RAPHAEL FITVM
GAMA HG FUND LLC
GREEN HG FUND LLC
HEDGING-GRIFFO CLIQUE FITVM
HEDGING-GRIFFO SAKURA FIF
GAS-FIA
HEGING-GRIFFO BRAZIL FUND LLC - RESEARCH CLASS
HEDGING-GRIFFO LÓTUS FIA
EVOLUTION - FIA
HEDGING-GRIFFO FCL II - FIA
CLUBE DE INVEST. HEDGING-GRIFFO STRATEGY
HEDGING-GRIFFO STRATEGY II - FIA
SKOPOS HG - FIA
SKOPOS VIX HG - FIF
HEDGING-GRIFFO ARBITRAGE - FIF
HEDGING-GRIFFO PROVENCE EQUITY - FITVM
HEDGING-GRIFFO BKB MULTIMANAGER PLUS - FIF
Representative: Catarina Iazzetti Ferreira

BNDES PARTICIPAÇÕES S.A. - BNDESPAR Representative: André Carvalho Teixeira	STATE STREET EMERGING MARKETS
SSGA EMERGING MARKETS FUND
DG BANK LUXEMBURG REF PRO FONDS EM MKTS
DAILY ACTIVE EM MKTS SEC LENDING COMMON TRUST
UBS PACE INTERNATIONAL EM MKTS EQUITY INVEST
Representative: George Washington T. Marcelino

BRASIL TELECOM PARTICIPAÇÕES S.A.

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(1 212) 983-1702
ivette.almeida@annemcbride.com

Free Translation

BRASIL TELECOM S.A. Publicly Traded Company Corporate Taxpayer Registration 76.535.764/0001-43 NIRE 53 3 0000622 9	BRASIL TELECOM PARTICIPAÇÕES S.A. Companhia Aberta Corporate Taxpayer Registration 02.570.688/0001-70 NIRE 53 3 0000581 8

MATERIAL FACT

In compliance with the dispositions of the fourth paragraph, article 157, of Law 6,404/76 and CVM Instruction 358/02, Brasil Telecom Participações S.A. (“Brasil Telecom Participações”) and Brasil Telecom S.A. (“Brasil Telecom”) publicly announce that on April 24, 2003 they were informed of the proposal sent by CVC/Opportunity Equity Partners Administradora de Recursos Ltda. to the Caixa de Previdência dos Funcionários do Banco do Brasil – Previ to exchange indirect participations in Telemar Participações S.A., and, of the foundation, in Brasil Telecom Participações, Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A. The implementation of the proposal is conditioned upon the evaluation of the assets involved - including the calculation of any needed adjustment, the applicable contracts, the pertinent legislation in effect, as well as obtaining the required authorizations.

Brasília, April 24, 2003.

Carla Cico CEO and Investor Relations Officer Brasil Telecom S.A.	Paulo Pedrão Rio Branco Investor Relations Officer Brasil Telecom Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 25, 2003

BRASIL TELECOM S.A.

By: /s/ CARLA CICO
Name: Carla Cico
Title: President and Chief Executive Officer